UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Evofem Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30048L104

(CUSIP Number)

October 15, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 30048L104

1	Names of Reporting Persons Link Fund Solutions Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,087,206 shares of Common Stock (see item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,138,504 shares of Common Stock (see item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,138,504 shares of Common Stock (see item 4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 19.61%
12	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer: Evofem Biosciences Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

U.S.A.

Item 2.

(a)	Name of Person Filing: Link Fund Solutions Limited (“LFS”)

(b)	Address of Principal Business Office or, if None, Residence: 6th Floor, 65 Gresham Street, London, EC2V 7NQ, United Kingdom

(c)	Citizenship: United Kingdom

(d)	Title and Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP No.: 30048L104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a) Amount Beneficially Owned: 9,138,504 shares of Common Stock

(b) Percent of Class: Based on 46,601,058 outstanding shares of Common Stock of the Issuer as of July 31, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 6, 2019, LFS beneficially owns approximately 19.61% of the issued and outstanding Common Stock of the Issuer.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,087,206 shares of Common Stock (1)(2)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,138,504 shares of Common Stock (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1) On October 15, 2019, when Woodford Investment Management Ltd was removed as investment manager of LF Woodford Equity Income Fund (“WEIF”), the investment management role reverted to LFS in its capacity as the authorised corporate director of WEIF. Pursuant to an agreement between WEIF and LFS, LFS has voting power over securities held of record by WEIF, including the Common Stock.

(2) WEIF has entered into a voting agreement with the Issuer, obligating WEIF to deliver to the Issuer a duly executed irrevocable proxy. WEIF has executed and delivered such proxy to the Issuer. The proxy appoints any designee of the Issuer as the sole and exclusive attorney and proxy of WEIF to represent WEIF and to vote at every meeting of the stockholders of the Issuer (including any actions by written consent) with respect to all the shares of Common Stock beneficially owned by WEIF in excess of 19.5% of the then outstanding shares of Common Stock of the Company in the same proportion as the shares voted by all other stockholders (excluding WEIF) voting on or consenting to such matters. Accordingly, the Reporting Person only has voting power with respect to the shares of Common Stock up to and including that 19.5% threshold, or 9,087,206 shares of Common Stock, based on 46,601,058 outstanding shares of Common Stock of the Issuer as of July 31, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 6, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.

Ownership of more than Five Percent on Behalf of Another Person. LFS is the authorised corporate director of WEIF and WEIF has the right to receive and the power to direct the receipt of dividends or the profits from the sale of such securities.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable.

Item 8.	Identification and classification of members of the group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 29th October 2019

LINK FUND SOLUTIONS LIMITED

By:	/s/ Nigel Boyling
Name: Nigel Boyling
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).